TC 2/7/02



02005153

JF 2-7-02 **

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | |
| Estimated average burden hours per response......... | 12.00 |

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
JAN 30 2002

| SEC FILE NUMBER |
|---|
| 8-52373 |

U.S. POST OFFICE DELAYED

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 11/30/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

EPOCH SECURITIES, INC.

| OFFICIAL USE ONLY |
|---|
| 103899 |
| FIRM ID NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

151 UNION STREET
(No. and Street)

SAN FRANCISCO (City) CA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas J. Favia (212) 902-1710
(Area Code -Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

1177 Avenue of the Americas (Address) New York (City) New York (State) 10036 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 11 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See secti

**Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number**

SEC 1410 (7-00)

# OATH OR AFFIRMATION

January 28, 2002

State of New York
ss:
County of New York

I, the undersigned, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statement and supporting schedules pertaining to the firm of Epoch Securities, Inc. as of November 30, 2001, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

J. Michael Evans
President and CEO
Epoch Securities, Inc.

MICHAEL A. WALSH
Notary Public, State of New York
No. 01W5034353
Qualified in New York County
Commission Expires February 26, 2003

Subscribed and sworn before me;

This 28 day of January, 2002

EPOCH SECURITIES, INC.

Statement of Financial Condition

As of November 30, 2001



**PricewaterhouseCoopers LLP**
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

## Report of Independent Accountants

To the Stockholder of
Epoch Securities, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Epoch Securities, Inc. (the "Company") at November 30, 2001, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 28, 2002

**EPOCH SECURITIES, INC.**

**STATEMENT OF FINANCIAL CONDITION**

**November 30, 2001**

---

| ASSETS: | |
|---|---|
| Cash and cash equivalents | $10,170,105 |
| Restricted cash | 3,022,986 |
| Receivable from an affiliate | 2,304,691 |
| Deferred tax asset | 27,126,311 |
| Fixed assets, net | 2,317,548 |
| Total assets | $44,941,641 |

| LIABILITIES and STOCKHOLDER'S EQUITY: | |
|---|---|
| Payable to affiliates | $3,595,506 |
| Commitments and contingencies | - |
| Stockholder's equity | |
| Common stock $0.01 par value; 1,000 shares authorized, issued and outstanding | 10 |
| Additional paid in capital | 146,071,341 |
| Accumulated deficit | (104,725,216) |
| Total stockholder's equity | 41,346,135 |
| Total liabilities and stockholder's equity | $44,941,641 |

The accompanying notes are an integral part of this statement of financial condition.

## 1. Organization and Description of Business

Epoch Securities, Inc. (the "Company"), a Delaware corporation, is a registered U.S. broker-dealer. The Company engages in investment banking activities which include acting as a co-manager or syndicate member for initial public and secondary securities offerings. In addition, the Company functions as an advisor for merger and acquisition, private placement and other corporate finance transactions.

On July 19, 2001, the Company's parent, Epoch Partners, Inc. (the "Parent") was acquired by The Goldman Sachs Group Inc. ("Group Inc."). All the employees in Epoch were terminated or transferred to Goldman, Sachs & Co (GS&Co). In addition, all compensation obligations of the Company to its employees, including stock-based compensation obligations, were fully paid.

## 2. Summary of Significant Accounting Policies

### Basis of presentation

In connection with the acquisition, the Company changed its fiscal year-end to the last Friday of November. Unless otherwise stated, all references to 2001 refer to the eleven month period ended November 30, 2001. The statement of financial condition does not include any adjustment to reflect Group Inc.'s basis in the Company's assets and liabilities which resulted from the acquisition by Group Inc.

The statement of financial condition has been prepared in accordance with generally accepted accounting principles that require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. These estimates and assumptions are based on judgment and available information, and, consequently, actual results could be materially different from these estimates.

### Cash and cash equivalents

Cash and cash equivalents represent unrestricted cash in banks and investments in money market mutual funds that are carried at their published net asset values.

### Restricted cash

Restricted cash consists primarily of certificates of deposit and investments in money market mutual funds securing the Company's office leases in San Francisco and New York.

### Fixed assets

Fixed assets consist of computer equipment and software (including software development costs), that are stated at cost, less accumulated depreciation, amortization and net of any write down. Depreciation and amortization are computed on a straight-line basis over estimated useful lives of the assets.

In connection with the acquisition, certain fixed assets including furniture and fixture and leasehold improvements have been written down by $8,229,189 since these assets are no longer used in the business.

**Securities transactions**

The Company clears all securities transactions on a fully disclosed basis through an affiliated clearing broker-dealer. Customer securities transactions are recorded on a settlement date basis.

**Income taxes**

Income taxes are accounted for using the liability method in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*. Under this method, deferred tax liabilities and assets are determined based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established to reduce deferred tax assets to the amounts that more likely than not will be realized.

Due to the acquisition of the Parent by Group, Inc., the Company participates in Group, Inc.'s consolidated U.S. income tax return. Current income tax is allocated to the Company based on inclusion of the Company's items in the consolidated returns, including utilization of net operating loss carryforwards by Group, Inc.

**Stock-based compensation**

The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees*, and complies with the disclosure provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*. Under APB No. 25, as interpreted by FASB Interpretation Number (FIN) 44, stock based compensation is based on the excess of the estimated fair value of the Company's stock over the exercise price, if any, on the date of grant. The Company accounts for stock issued to non-employees in accordance with the provisions of SFAS No. 123 and the EITF Consensus in Issue No. 96-18.

**3. Fixed Assets**

As of 2001, fixed assets consist of the following:

| | |
|---|---|
| Computer equipment | $ 1,638,087 |
| Software | 1,994,476 |
| | 3,632,563 |
| Accumulated depreciation and amortization | (1,315,015) |
| Fixed assets, net | $ 2,317,548 |

## 4. Income Taxes

As of November 30, 2001, the Company had a deferred tax asset of approximately $27 million relating primarily to net operating loss carryovers of approximately $77 million. These net operating losses will begin to expire in 2018. The valuation allowance that existed at the end of 2000 of approximately $12 million, which related primarily to net operating losses, was reversed and a deferred tax benefit was recorded in fiscal 2001, as it is now more likely than not that all of the net operating loss carryforwards will be utilized by Group Inc. The total 2001 deferred benefit of $27 million includes the value of net operating losses generated in 2001 prior to the acquisition, in addition to the $12 million reversal of the valuation allowance recorded at the end of 2000. Current tax benefit of approximately $2 million represents amounts expected to be received from Group, Inc. due to the utilization on its consolidated tax return of the Company's post-acquisition losses and a portion of the Company's pre-acquisition net operating loss carryforwards.

The Company's effective income tax rate of 35% differs from the statutory rate primarily as a result of the reduction in the valuation allowance that existed at the beginning of the year against the deferred tax asset, offset by permanently-nondeductible stock-based compensation.

## 5. Employee Benefit Plans

### Stock option plan

Pursuant to the Parent's 2000 Stock Option Plan (the "Option Plan"), during 2001, options for 297,833 shares were granted to employees of the Company, of which 48,333 options were exercised. Upon acquisition of the Parent by Group, Inc., all remaining options vested under the terms of the Option Plan. Similarly, all outstanding (i.e., not previously forfeited) stock acquired by employees through the exercise of options received under the Option Plan fully vested upon the occurrence of the acquisition. Upon vesting, all unearned compensation recorded in the Parent's financial statements from the grant of options during 2000 and 2001, calculated under the intrinsic value method, in accordance with APB No. 25 and related interpretations, was reflected, net of forfeitures, in the Company's statement of financial condition, as an increase to additional paid-in capital and as a charge to compensation and benefits

### 401(k) Plan

During the year ended December, 31 2000, the Parent established a 401(k) profit sharing plan (the "401(k) Plan"). Employees of the Parent and the Company may, after meeting certain service requirements, contribute pre-tax earnings to the 401(k) Plan. The Company is not required to contribute to the 401(k) Plan for the benefit of employees. During 2001, the Company did not contribute to the 401(k) Plan.

**6. Commitments**

The Company and the Parent had entered into certain non-cancelable operating leases for office space and equipment located primarily in San Francisco. Future lease commitments in 2002 are $1,325,688.

**7. Net Capital Requirements**

The Company is a registered U.S. broker-dealer subject to Rule 15c3-1 of the Securities and Exchange Commission which specifies uniform minimum net capital requirements. The Company has elected to compute net capital in accordance with the "Alternative Net Capital Requirement" as permitted by Rule 15c3-1. As of 2001, the Company had regulatory net capital of $6,311,287, which exceeded the amount required by $6,061,287.

The Company and the Parent have entered into a clearing agreement with an affiliated clearing broker-dealer that is consistent with the terms of the SEC No-Action Letter dated November 3, 1998 relating to the capital treatment of assets in the proprietary accounts of an introducing broker ("PAIB"). Accordingly, the Company is permitted to include PAIB assets as allowable assets in its net capital computations.

The Company has complied with the exemptive provisions of SEC Rule 15c3-3 for customer accounts under subparagraph (k)(2)(ii).

**8. Related Party Transactions**

The Company has entered into an agreement with GS&Co, whereby GS&Co provides services required by the Company. During 2001, $696,842 was charged to expenses under this agreement.

The Company also has a payable to the Parent of $2,898,664.